FINANCIAL STATEMENTS AND
                   INDEPENDENT AUDITOR'S REPORT

                       TVI CORPORATION

                  Years Ended December 31, 1999 and 1998




                      TABLE OF CONTENTS



                                                                  Page

        INDEPENDENT AUDITOR'S REPORT                             1 - 2

        FINANCIAL STATEMENTS

           Balance Sheets                                        3 - 4

           Statements of Income (Loss) and Accumulated Deficit     5

           Statements of Shareholders' Equity                      6

           Statements of Cash Flows                                7


        NOTES TO FINANCIAL STATEMENTS                            8 - 17

                              INDEPENDENT AUDITORS' REPORT




To the Board of Directors of
TVI Corporation
7100 Holladay Tyler Road, Ste. 300
Glenn Dale, MD 20769


We have audited the accompanying balance sheets of TVI Corporation as of December 31, 1999 and 1998, and the related statements of income (loss) and accumulated deficit, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TVI Corporation as of December 31, 1999 and 1998, and the results of its operations, its changes in shareholders' equity, and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note O to the financial statements, the Company has incurred substantial cumulative net losses from operations from its inception through December 31, 1998, and increased its accumulated deficit through that year. In 1999, the operations resulted in net income of $352,982. However, the Company does not have sufficient cash flow to meet the original terms of its debentures, faces an economic environment of reduced military spending and operates without a bank line of credit. The Company's financial position and operating results raise substantial doubt about its ability to continue as a going concern. Management's activities in regard to these matters are also described in Note O. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Daniel G. Gilliland, CPA, P.C.
Falls Church, VA
 May 19, 2000

                       TVI CORPORATION
                       BALANCE SHEETS
                  December 31, 1999 and 1998



                                      ASSETS

                                             1999            1998

CURRENT ASSETS
     Cash                                    47,027          18,617
     Accounts receivable                    417,251         139,139
     Inventories (Note B)                   696,767         548,792
     Note receivable, plus accrued interest 110,437             -
     Prepaid expenses and other (Note   C)    4,887           6,377

          TOTAL CURRENT ASSETS            1,276,369         712,925


PROPERTY AND EQUIPMENT (Note D)
     Equipment                              705,034         671,666
     Furniture and fixtures                  15,639          15,639
                                            720,673         687,305

     Less:  Accumulated depreciation        570,809         518,345

           NET PROPERTY AND EQUIPMENT       149,864         168,960

OTHER ASSETS
     Taxes receivable                          -              2,468
     Deposits and other                      45,423          22,219
     Intangible assets (net of
     accumulated amortization)(See Note E)   18,504          13,290

              TOTAL OTHER ASSETS             63,927          37,977

     TOTAL ASSETS                         1,490,160         919,862

                       TVI CORPORATION
                       BALANCE SHEETS
                  December 31, 1999 and 1998



                        LIABILITY AND SHAREHOLDERS' EQUITY

                                             1999             1998

CURRENT LIABILITIE
     Loans payable - related parties(Note N)212,465         179,876
     Current portion of long term debt        6,130         286,784
     Accounts payable - trade               137,945          35,933
     Accrued liabilities (Note F)            97,729          99,214
     Sales deposits                          98,721           5,874

          TOTAL CURRENT LIABILITIES         552,990         607,681

LONG-TERM LIABILITIES (Note G)
     State taxes payable - MD                14,429          16,629
     Notes payable                           16,163          41,973
     Debentures                             236,702         243,702
       Less:  Current portion                (6,130)       (286,784)

          TOTAL LONG-TERM LIABILITIES       261,164          15,520

STOCKHOLDERS' EQUITY (Note K)
      Preferred stock                        60,911          60,911
        $1 par value; authorized 1,200,000 shares:
        issued and outstanding 60,911 shares
     Common stock                           234,430         229,780
        $.01 par value; 35,000,000 shares authorized,
        23,442,975 issued, 23,442,975, and 22,977,955
        outstanding in 1999 and 1998, respectively
     Additional paid-in-capital          12,044,000      12,022,250
     Accumulated deficit                (11,649,048)    (12,002,030)
     Treasury stock - at cost (238,025
        and 237,500 in 1999 and 1998 )      (14,287)        (14,250)

          TOTAL STOCKHOLDERS' EQUITY        676,006         296,661

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY 1,490,160        919,862


                    TVI CORPORATION
        STATEMENTS OF INCOME (LOSS) AND ACCUMULATED DEFICIT
          For The Years Ended December 31, 1999 and 1998

                                               1999          1998
REVENUE
   Sales                                    1,862,490       1,407,240
   Rental income - equipment                   72,000          66,000
   Other income                                    20             205

        Total Revenues                      1,934,510       1,473,445

COST OF SALES                               1,071,572         961,433

GROSS PROFIT                                  862,938         512,012

GENERAL AND ADMINISTRATIVE EXPENSES           602,045         588,084

OPERATING INCOME                              260,893         (76,072)

OTHER INCOME (EXPENSES)
   Interest income                                                275
   Interest expense                           (33,974)        (47,242)
   Loss on disposal of assets                                  (1,277)
   Other income (expense)                      11,642         (15,484)
        Total Other Income (Expenses)         (16,706)        (63,728)

INCOME (LOSS) BEFORE INCOME TAXES             244,187        (139,800)

INCOME TAXES (TAX BENEFIT) (Note I)
     -

NET INCOME (LOSS) BEFORE EXTRAORDINARY ITEM   244,187        (139,800)
        Per common share    1999 0.0105
                            1998(0.0063)
EXTRAORDINARY ITEM (Note J )                  108,795             -
        Per common share    1999 0.0047
                            1998 0.0000
NET INCOME                                    352,982        (139,800)


ACCUMULATED DEFICIT, BEGINNING OF THE YEAR   (12,002,030) (11,862,230)

ACCUMULATED DEFICIT, END OF THE YEAR         (11,649,048) (12,002,030)

Net income (loss) after extraordinary item
    per common share                           0.0152         (0.0063)

Weighted Average of Common Shares Outstanding 23,210,465   22,361,108


<page)

                    TVI CORPORATION
             STATEMENTS OF SHAREHOLDERS' EQUITY
          For The Years Ended December 31, 1999 and 1998


                  Preferred Common   Capital     Retained   Treasury   Total
                  Stock     Stock    Surplus     Earnings   Stock      Equity

Balance
December 31, 1997 71,708    222,189  11,947,794 (11,862,230) (14,25)  365,211

37,500 restricted common shares
issued in exchange for
1.25 promissory notes           375      15,250                        15,250

700,000 common shares issued
upon exercise of options      7,000      48,625                        55,625

21,594 common shares
issued for 10,797
preferred shares(10,797)        216      10,581

Net Income (Loss) for 1998                         (139,800)         (139,800)

Balance
December 31, 1998 60,911    229,780  12,022,250  (12,002,030)(14,250) 296,661


450,000 of common shares
issued upon exercise of options
and related party
note conversion               4,500      21,000                        25,500

15,000 common shares issued     150         750                           900
in exchange for promissory note

Buy back of
525 shares of stock                                               (37)    (37)

Net Income (Loss) for 1999                           352,982          352,982

Balance
December 31, 1999 60,911    234,430  12,044,000  (11,649,048) (14,287)676,006


Total Shares issued at 12-22,977,955
Total Shares issued at 12-23,442,975


                                TVI CORPORATION
                                STATEMENT OF CASH FLOWS
                      For The Year Ended December 31, 1999 and 1998


                                                 1999                1998

CASH FLOWS FROM OPERATING ACTIVITIES:


Net income (loss)                                352,98             (139,800)

Adjustments to reconcile net loss to
  net cash (used in) operating activities:
     Depreciation and amortization               55,866               82,729
   (Increase) decrease in accounts receivable  (278,112)             (35,991)
   (Increase) decrease in inventories          (147,976)              77,903
   (Increase) decrease in other assets          (19,247)             (23,928)
   Increase (decrease) in accounts payable      102,012              (72,135)
   Increase (decrease) in sales deposits         92,849                5,874
   Increase (decrease) in accrued liabilities    (1,485)             (47,769)
         Total adjustments                     (196,093)             (13,317)


NET CASH PROVIDED BY  OPERATING ACTIVITIES:     156,889             (153,117)

        CASH FLOWS FROM INVESTING ACTIVITIES:

 (Increase)decrease in notes receivable
   and accrued interest                        (110,437)                   -
 Disposal (purchase) of intangible assets        (7,813)             (14,312)
 Disposal (purchase) of capital equipment       (34,171)             (14,545)

NET CASH (USED IN) INVESTING ACTIVITIES:       (152,421)             (28,857)

CASH FLOWS FROM FINANCING ACTIVITIES:
    Increase (decrease) in notes
      payable - related parties                  32,589                87,615
    Issuance (purchase) of common stock          26,400                71,250
    Increase in treasury stock                      (37)                    -
    Principal payments on long-term obligations (25,810)              (54,715)
    Conversion of long term debt                 (9,200)               75,331

NET CASH PROVIDED BY FINANCING ACTIVITIES        23,942               179,481

NET INCREASE (DECREASE) IN CASH                  28,410                (2,493)
     CASH, BEGINNING OF YEAR                     18,617                21,110
     CASH, END OF YEAR                           47,027                18,617





NOTE A  -  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
            POLICIES

TVI Corporation was incorporated as a for-profit corporation under the laws of Maryland on January 28, 1977. It has since operated continuously under the charter granted by Maryland. The Company was formed primarily for the exploitation of a patent portfolio acquired from one of the founders. The two principal patents of the portfolio covered an "electrically conductive coating" and a "light-weight cellular concrete".

The Company's business has historically been as a supplier of thermal products to the Department of Defense and to military agencies of other countries. The two principal products have been thermal targets and tank decoys. Because of the substantial downsizing of the Department of Defense, the market for the Company's products has been drastically reduced, and its business has suffered accordingly. Further, there has been a concomitant reduction in foreign military aid and a military downsizing in other countries, which has eliminated the Company's foreign market.
To replace this lost market the Company began the development and sale of a lightweight, rugged, and rapidly deployable soft shelter
(tent) for military use that used a collapsible frame based upon the design used for its tank decoy frame. During 1995 and 1996 it began the development and sale of commercial versions of its shelters in an effort to broaden its market and increase revenue.

The Company's principal product lines in 1999 and 1998 were disposable thermal military targets and military, commercial, and emergency response soft shelters. The targets consisted mainly of targets simulating the thermal signature of military tanks and related military assets. The shelters consisted mainly of one-piece shelters with 150 to 400 square feet of floor space used for applications such as communications, aid stations, and decontamination tents.

A summary of TVI Corporation's significant accounting policies consistently applied in the preparation of the accompanying financial statements is as follows:

1.  REVENUE RECOGNITION

Revenue is recognized on standard product sales using the unit-of-delivery method whereby sales are recorded when title is transferred.

Included in product sales for the years ended December 31, 1999 and 1998 is approximately $1,432,000 and $1,358,000 respectively, in sales of products to the United States Government.

2.  INVENTORIES

Inventories are valued at the lower of cost or market determined by the first-in, first-out (FIFO) method.


NOTE A  -  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
            POLICIES (CONTINUED)


3.  TRADE ACCOUNTS RECEIVABLE

The company considers accounts receivable to be fully collectible;
accordingly, no allowance for doubtful accounts has been recognized.

4.  PROPERTY AND EQUIPMENT

Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, using the straight-line method.

5.  ADVERTISING COSTS

The company expenses advertising costs as incurred. During 1999 and 1998, $50,464 and $15,939 respectively was expensed.

6.  COMPENSATED ABSENCES

No accrual has been made for compensated absences because unused amounts of leave do not vest and are not paid upon separation from employment with the company.

7.  RESEARCH AND PRODUCT DEVELOPMENT COSTS

Research and product development expenditures are charged to operations as incurred.

8.  NET INCOME/(LOSS) PER SHARE

Net income/(loss) per share of common stock is computed based upon the weighted average number of shares outstanding. Stock options granted by the Company are not considered in the per share calculations as they are anti-dilutive.

9.  USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual amounts could differ from these estimates.


NOTE B  -  INVENTORIES

Inventories at December 31, 1999 and 1998 are classified as follows:

                     1999                     1998

Finished goods     $96,807                  $77,719

Work in progress     4,743                   11,286

Raw materials      595,217                  459,787

Total Inventories $696,767                 $548,792

Included in finished goods at December 31, 1999 and 1998 are $61,225, and $56,936, respectively, of field service, demonstration and other sales support inventory.


NOTE C  - PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets are comprised of the following:

                              1999                1998
Prepaid insurance            3,485               6,377
Loans to officer             1,402                   -
                             4,887               6,377

NOTE D  -  PROPERTY AND EQUIPMENT

Property and equipment are comprised of the following:
                              1999                1998

Furniture and fixtures      15,639              15,639
Automobiles                 19,650                   -
Machinery and equipment    685,384             671,666
                           720,673             687,305

Less: accumulated
      depreciation         570,809             518,345
                          $149,864            $168,960

NOTE E  -  INTANGIBLE ASSETS

Intangible assets are comprised of costs incurred filing patent applications.
The costs incurred for 1999
and 1998 are $7,818 and $14,312, respectively.
                             1999                 1998

   Patents                 22,130               14,312
   Less: amortization       3,624                1,022
                         $ 18,504              $13,290

The Company amortizes the patent costs over 84 months.

NOTE F  -  ACCRUED LIABILITIES

Accrued liabilities are comprised of the following:

                             1999                  1998

Accrued salaries           13,836                 8,736
Accrued interest                -                 9,854
Accrued accounting expense 16,500                12,000
Deferred compensation      54,999                54,999
Withholding taxes payable  11,834                11,774
Other                         560                 1,851
Total accrued liabilities $97,729               $99,214



NOTE G  -  LONG-TERM  OBLIGATIONS

Long-term obligations are comprised of the following:
                             1999                   1998
Debentures                236,702                243,702
Notes payable              16,163                 41,973
Pre-petition taxes         14,429                 16,629
   Less current maturities (6,130)              (286,784)
Total long-term obligations261,164               $15,520


Debentures consisted of promissory notes with interest at ten percent (10%), payable semi-annually on December 15 and June 15.
The principal balance of the notes plus any accrued interest was due and payable in full on December 15, 1998. At maturity the principal was $172,500 and total interest accrued was $71,202. Two settlement offers were made to holders of the Notes, neither of which were accepted.

In January 1999, the combined amounts due were unilaterally converted to new Notes, with no specified maturity, with interest at a rate of 5% per annum.

A liability to Capital Bank was collateralized by a blanket first lien on certain accounts receivable, contract rights, inventories, and property, plant and equipment. Interest was payable at the bank's prime rate plus 2%. As of December 31, 1998, the Company was in default because it had violated certain covenants specified under the loan agreement. The lender waived its rights under the default provisions. As of December 31, 1999, the loan was paid off.

On April 1, 1999, TVI purchased a van which it financed $18,650 through Ford Credit. The term of the loan is 60 months, at 5.9% interest.


NOTE G  -  LONG-TERM  OBLIGATIONS (CONTINUED)

The following is a table of estimated future debt maturities for the next five years as of December 31, 1999:

YEAR ENDING DECEMBER 31,

   2000              6,130
   2001              6,130
   2002              6,130
   2003              4,627
   2004              2,400
Total  future debt maturities:  $  25,417


NOTE H  - COMMITMENTS AND CONTINGENCIES

1.  OPERATING LEASES

The Company is obligated under operating leases for office and warehouse space and office equipment. Certain of these leases are subject to escalation clauses. The following is a schedule by years of the approximate future minimum rental payments required under operating leases that have initial or remaining lease terms of one year or more as of December 31, 1999:

YEAR ENDING DECEMBER 31,

   2000           $72,141
   2001            74,305
   2002            76,534
   2003            78,831
   2004                -
Total minimum lease obligations $301,811

Total rental expense under all leases charged to operations for the years ended December 31, 1999 and 1998 aggregated approximately
$70,279 and $66,736, respectively.


2.  YEAR 2000 SYSTEMS CONTINGENCY

The Year 2000 present's problems for entities that are dependent on computer hardware and software to perform date dependent calculations. A great deal of software and microchip technology that is still operational was developed in the past utilizing two digit years rather than four digit years. Technology utilizing two digit years most likely will not be able to distinguish the year
2000 from 1900, and therefore may shut down or perform date sensitive calculations and comparisons as much as 100 years and infinite dollar amounts in error. The problem may also affect non-financial computer or chip dependent systems, such as security systems, communication systems, elevators, time clocks, process controls and the like.

The Company has been advised of this potential problem not only in its own systems, but also the potential effects on the Company of malfunctions in systems of its suppliers and vendors. The financial impact of any potential problems related to the Year 2000 can not be estimated at this time.

NOTE  I  -  INCOME TAXES

The Company has reported net aggregate losses for Federal income tax purposes from its inception through December 31, 1998 of approximately $16,715,000. Current year taxable income before net operating carryforwards is approximately $353,580. The current year benefit of utilizing the net operating loss carryforwards is approximately $144,968. The following is a summary of the net operating loss (NOL) carryover available at December 31, 1999:

       YEAR OF              NET OPERATING LOSS
      EXPIRATION                CARRYFORWARD

       2002               $  195,105
       2003                  423,169
       2004                  388,200
       2005                  424,595
       2006                1,153,109
       2007                  338,974
       2008                  911,381
       2009                  856,691
       2010                2,630,062
       2011                   86,528
       2012                    3,634

                          $7,411,448


NOTE J  -  EXTRAORDINARY ITEM

The extraordinary income consists of the settlement of the company's lawsuit with USA Access, Inc. where USA Access, Inc.
reaffirmed a five year note for $75,000 at 9% due on September 19, 1999. The note was not paid as of December 31, 1999. On March 30,
2000, TVI settled with USA Access where TVI received $50,000 and
82,833 shares of USA Access, Inc.'s common stock. $6,450 represents gain on the conversion of a note payable for 15,000 shares of common stock. Extraordinary item also includes a write off of $2,468 of expected tax refunds.

NOTE K  -  STOCKHOLDERS' EQUITY

1.  STOCK OPTION PLANS

In 1995, the Company approved a nonqualified stock option plan for the officers and key employees. Options issued under this plan were exercisable at prices ranging from $.05 to $.14 per share. In
1998, the Company adopted an incentive stock option plan for employees of TVI. Options issued under this plan were exercisable at $.075 per share.

In 1998, 1,225,000 options were granted to officer's and key employees.

In 1999, 800,000 options were issued to Board members, 468,000 to management and employees, and 100,000 to a consultant. Total options granted to officers and key employees was 668,000 (468,000 as employees and 200,000 as Board members).

A summary of the activity under the plans are as follows:


   YEAR                 NUMBER        NUMBER          STOCK
   GRANTED   EXPIRATION OF SHARES     EXERCISED       TRADING RANGE
   1995      2000       850,000       450,000         $0.02 - 0.97
   1996      1998       100,000       100,000         $0.04 - 0.18
   1996      1999       250,000       250,000         $0.04 - 0.18
   1997      2000       675,000       325,000         $0.04 - 0.18
   1998      2003     1,300,000        25,000         $0.05 - 0.18
   1999      2002       300,000            -          $0.05 - 0.16
   1999      2004     1,068,000            -          $0.05 - 0.16
                      4,543,000     1,150,000


NOTE K  -  STOCKHOLDERS' EQUITY (CONTINUED)

2.  COMMON STOCK TRANSACTIONS

The Company issued Units in a private placement in early 1994, which included a $10,000 Promissory Note with interest at 10% payable semi-annually. Pursuant to a Board resolution at its April 1996 meeting, the company conducted a voluntary exchange offer in which holders could exchange the Note and its accrued interest for 37,500 shares of restricted common stock. Under the offer, 1.25
Notes representing $12,500 face value and $3,125 accrued interest was exchanged for a total of 30,000 shares of stock during 1998. During 1999, one of the re-issued Notes in the amount of $7,064 combined face value and accrued interest, was exchanged for 15,000 shares.

Additionally, in 1998 a holder of 10,797 preferred shares exchanged his stock for 21,594 shares of common stock. The Preferred has a face value of $1 per share. Stock was exchanged at the rate of two shares of common stock for each share of preferred stock.

In 1998 three directors of the Company were issued 700,000 shares of restricted common stock upon the exercise of non-qualified stock options. In 1999, one director was issued 450,000 shares of restricted common stock upon the exercise of non-qualified stock options.

In 1999, the Company offered to buy back small lots of shares from shareholders. Two shareholders tendered shares which resulted in 525 additional shares of treasury stock.

NOTE L  -  LEGAL MATTERS

In June 1998, the Company filed suit in state court in Las Vegas, Nevada seeking payment of promissory notes with a total face value of $75,000 from USA Access, Inc. The notes had been purchased by a prior employee with funds embezzled from the company. On March 30, 2000, the note was settled for $50,000 and 82,833 shares of stock.

In August 1998, the Federal District Court in Maryland awarded ownership to the Company of 300,000 shares of USA Access, Inc.
common stock. In 1999, TVI received an additional 160,000 shares in a compromise in the suit.

The Maryland Division of Labor and Industry has brought a suit against TVI on behalf of a former TVI employee who alleges he is due $8,621 in unpaid accrued vacation time. The Maryland Division of Labor also seeks an award for additional damages and attorney fees. Management believes this suit is without merit and that its outcome is immaterial.


NOTE M  -  SUPPLEMENTAL CASH FLOWS INFORMATION

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

The Company paid the following amounts for interest and income taxes during the years ended December 31, 1999 and 1998:
                     1999          1998

Interest          $33,974       $47,242

Income Taxes            0             0


NOTE N  -  RELATED PARTY TRANSACTIONS

The president of the company, who is also a shareholder, makes periodic loans to the company for working capital purposes. As a result, the company has various collateralized notes payable to the president of the company with a total remaining balance of $127,202 and $129,500 as of December 31, 1999 and 1998, respectively. These notes pay interest at rates of 10% to 13.5% per annum and are secured by Senior Purchase Money Liens of like amounts. Additionally, the president has obtained two charge cards which are used by the company, but for which he is personally liable. Total amount due at December 31, 1999 and 1998 was $11,567 and $1,852 respectively.

At December 31, 1999 and 1998, officers of the Company had unpaid deferred compensation due in the aggregate sum of $54,999, and $54,999, respectively.

A director is also a partner of a law firm that provides the Company with general legal services. As of December 31, 1999 and 1998, the Company had an outstanding balance of $272 and $7,297, respectively, in connection with services provided by the director's law firm. Additionally, on June 30, 1998 the company issued a one-year $55,000 convertible promissory note bearing interest at ten percent per annum to the director for services rendered. The note is convertible into common stock of the Company at a conversion price of $.075 Note principal for each one share of stock for a period of one year from the date of the issuance of the note. On March 30, 2000 the note was converted to 733,333 shares of common stock.

NOTE O  -  GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which assume continuation of the Company as a going concern. However, the Company has incurred substantial losses from operations since inception. The Company has continued to sustain losses from operations through December 31, 1998. In addition, the Company is in default with respect to certain provisions of the debenture notes outstanding including nonpayment of certain amounts of interest due on the notes. Further, recoverability of a major portion of the recorded asset amounts in the accompanying balance sheet is dependent upon the Company's ability to meet its financing requirements on a continuing basis and the success of future operations.


NOTE O  -  GOING CONCERN (CONTINUED)

Management is aware of the difficulty of its situation and is pursuing various avenues that may improve or resolve the Company's situation. Management's activities include efforts to reduce expenses and increase revenue, attempts to obtain additional equity financing, meetings with and offers to bondholders; and meetings with possible prospective purchasers, especially those who may benefit from the knowledge and access to the defense market. Regardless of these activities, the Company may not be successful and may be required to take more drastic steps. However, some success has been achieved as reflected by the increase in sales in 1999 and profitable operations in all four quarters.

These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.